





Jan Leife

Co-founder and CEO at Just Add Cooking Inc

Greater Boston Area

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Just Add Cooking Inc.

Stockholm School of Economics

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500+ connections

Over 20 years experience of leadership talent and corporate management with skills in project/sales management as well as entrepreneurial and consultancy roles. Qualifications include: - Excel at developing long term, profitable business relationships. - Successful experience developing commer...

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We're turning
5!

Boston Local Meal Kit Celebrates 5!

Jan Leife
Published on LinkedIn

We're celebrating our fifth anniversary this week! That's five years of delivering fresh New England ingredients to Boston area families and making cooking dinner easy and fun. Check out how Just Add Cooking started, where we're headed and what I think is the difference between Swedish and American workplaces! http://www.justaddcooking.com/blog/an-interview-with-just-add-cooking-founder-jan-leife/ ...see more

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Experience

Just Add Cooking Inc.

CEO
Just Add Cooking Inc.
2012 – Present · 6 yrs
Greater Boston Area

Just Add Cooking LLC

Co-founder and Managing Partner
Just Add Cooking LLC
Oct 2012 – Present · 6 yrs
Greater Boston Area, Massachussets, USA
Just Add Cooking is New England's only local meal kit company sourcing the freshest local ingredients, grown by New England farmers and caught by New England fishermen.

Founder & Management Consultant

Styrudden AB/Inc

Sep 2012 – Present · 6 yrs 1 mo

Greater Boston Area, Massachussets, USA

Business development and consulting services offered to Nordic companies which are either based in the greater Boston region, the U.S. in general, or are looking to establish presence in the U.S. market.

Services offered include market analysis, planning and organization, networking an... See more

CEO

NIRAS AB/Inc.

Oct 2007 – Sep 2012 · 5 yrs

Stockholm, Sweden

Reported to CEO for NIRAS Group, managing the Baltic region (Sweden, Finland & Estonia) with full P&L responsibility. Offices totaled 10 including 7 in Sweden, 2 in Finland and 1 in Estonia. Division's revenue for 2012 was 200 mSEK/$30 m overseeing 175 employees.

NIRAS Group/Inc.

9 yrs 9 mos

Executive Director

2007 – Sep 2012 · 5 yrs

Stockholm, Sweden

International, multidisciplinary consultancy company with +1,300 employees located in Europe, Asia and Africa.

Member of Board of Directors in NIRAS Group and CEO of subsidiary NIRAS AB/Inc. (formerly TP Group).

Business Area Manager

Jan 2003 – Sep 2007 · 4 yrs 9 mos

Stockholm, Sweden

Managed business unit Corporate Real Estate Services with 3 offices in Sweden overseeing 25 employees.

Duties included Business development which led to long term, profitable relationships; marketing and sales activities; and providing leadership and team building skills to staff.

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Education

Stockholm School of Economics

Executive Management Program

2000 – 2000

Uppsala University

MBA, Economics

1979 – 1983



